1330 AVENUE OF THE AMERICAS	NEW YORK
NEW YORK NY 10019	WASHINGTON
TEL 212.841.1000	SAN FRANCISCO
FAX 212.841.1010	LONDON
www.cov.com	BRUSSELS

December 8, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.
Washington D.C. 20549
Attn: Michele Anderson, Legal Branch Chief

Re:                               Traffic.com, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-127973

Dear Ladies and Gentlemen:

On behalf of Traffic.com, Inc. (the “Company”), we are responding to oral comments received from the Staff on December 1, 2005, relating to the Company’s Registration Statement on Form S-1.  For the Staff’s convenience we have repeated the Staff’s oral comments below before each of our responses.

1.                                      We note that the Company does not account for barter transactions in which it receives advertising inventory from radio and television stations in exchange for traffic data services in its statement of operations. Please revise the Company’s statement of operations to account for these transactions or explain the Company’s accounting position to us.

As described in the Company’s Registration Statement, a primary aspect of the Company’s business model is the generation of revenue by selling advertising it receives in exchange for the provision of its traffic data services to radio and television stations. After consideration of the SEC’s comment and the relevant accounting literature, the Company continues to believe that the most representationally faithful accounting presentation of its business model is to recognize revenue upon the airing of advertising that it sells.

Background

The Company receives advertising spots from all of its TV station customers in return for providing traffic data services.  In addition, the Company currently receives advertising spots from 376 radio stations. For 109 of these radio station customers (which represent approximately 70% of the Company’s total advertising revenues), the Company receives advertising spots in exchange for traffic data services and, typically, in addition, the Company’s payment of cash compensation and/or the provision of production services.  For the balance of 267 radio stations, no traffic data services are provided, and instead, the Company contracts to purchase advertising spots for cash.  When purchasing these advertising spots for cash, the Company will typically pay one price for a number of different advertising spots that will air at a variety of times.

In addition to contracted advertising spots, the Company also buys advertising time from radio and TV stations on the spot market in order to fulfill a specific requirement from an advertiser.  The Company refers to these purchases as “cash buys”. Cash buys are made in response to the fufillment of customer orders when the Company does not have advertising spots available in specific markets/cities, usually in cities where the Company does not offer traffic data services and normally as part of a larger order.  Cash buys are typically made at a premium, resulting in a low profit margin (approximately 15%).

The Company’s advertising customers purchase a number of advertising spots from the Company in advance for a bundled price.  This price typically covers advertising spots on a number of radio and TV stations, and more frequently now can include Internet advertising.  The advertising spots purchased for the bundled price can air in a variety of markets, during a variety of times over a long period.  Further, the advertising time purchased includes spots that the Company has received in exchange for traffic data services and spots that the Company has purchased for cash either on a contractual basis for the 267 radio station customers described above or as a “cash buy”.

The contract between the Company and the advertiser is generally very simple and consists of a one or two-page form which details the timing of advertisements to run and the station on which the advertisement should run. All orders are cancelable by the advertiser up to 4 weeks prior to an advertisement running and, contractually, are not cancelable thereafter.  However, this contractual commitment is often not upheld by the Company, and orders are sometimes allowed to be canceled within the 4 week period.  Given the flexibility of the advertiser to cancel orders, the Company retains significant risk in connection with its acquisition of advertising time, and there is no guarantee that a particular value will be achieved.  This risk is particularly apparent with the Company’s “cash buys”; while the Company will purchase advertisements on the spot market at the request of an advertiser, there is no guarantee that the advertiser will not later cancel its order.

Upon the completion of commitments from advertisers, the committed advertisements are submitted to the relevant radio or TV stations and are aired at the stipulated times.  If there is a problem with the airing, the station runs the advertisement at a different time, attempting to ensure that it is placed at the same time of day.  This is known as a “make-good”.  Once aired, the station provides an affidavit to the Company (normally in approximately 30 days) and the Company attaches this affidavit to an invoice and, in turn, bills the advertiser.

Radio and TV advertising spots are normally 10-second spots, unlike standard radio and TV spots which are 60-second or 30-second spots.  The 10-second spots are generally placed before or after the traffic report, or, in some cases, before or after the news or weather.  This positioning is seen as the most beneficial time to advertise since it is outside of a large commercial spot-set.  The Company believes that 10-second advertising spots are relatively unique to providers of traffic and weather content.

When the Company negotiates a price with advertising agencies, the agencies determine the approximate cost they should expect to pay for a 60-second radio spot or a 30-second TV spot with reference to the station’s rating points (obtained from Arbitron for radio or Nielsen for TV) and the market cost-per-point (obtained from a number of companies which survey ad agencies to determine average costs paid per rating point in any given market).  There is no similar industry-accepted method attributable to 10-second spots.

When contracting with an advertiser, there also is a negotiation as to where the spots will be aired and at what time.  In addition, many advertisers book advertising spots for months ahead and sometimes on a full-year basis.  It is normal that the Company may have orders received for approximately 40% of its ultimate annual revenue by the end of January in any given year.

One of the purposes of the contract between the Company and the radio or TV station is to align the airing of the advertising spots with the delivery of the traffic reports.  Advertising spots are provided on an hour-by-hour, day-by-day, week-by-week basis, as are traffic reports.  In fact, the appendices to each contract with our radio and TV station customers provide these requirements in a very detailed form.  The “schedule” of advertising spots is effectively delivered and used at a 10-second moment in time, immediately before or after the traffic report that is provided in return for it.  If the Company were not to deliver a particular traffic report, advertising spots could be cancelled.

Accounting Standards

As a general principle, the Company believes that Paragraph 83 of FASB Concepts Statement (“CON”) 5 is applicable to the Company’s accounting treatment of its traffic data services exchange transactions. Paragraph 83 of CON 5 states that revenues are generally measured by the exchange values of the assets (goods or services) or liabilities involved, and recognition involves consideration of two factors: (a) when revenue is realized or realizable and (b) when revenue is earned.  The Company believes that revenue from the acquisition of advertising spots is not properly realized and earned until the airing of the advertisement that is sold by the Company.  Further, Paragraph 78 of CON 6 defines revenues as inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.  The Company believes its current accounting is the most fair reflection of its central operations and that there are not two revenue streams generated from this central activity.

The Company does not believe that FAS 63, Financial Reporting by Broadcasters, is applicable as the Company is not a broadcaster or licensee.   Additionally, the Company agrees with the SEC Staff that the provisions of EITF 99-17, Accounting for Advertising Barter Transactions, are not relevant in its support of its accounting policy since that literature only applies in barter transactions of advertising for advertising, although the Company does believe the principles outlined in that literature are consistent with the conclusion outlined herein.

The Company also believes that under APB 29 it has an appropriate position not to record the non-monetary transaction.  Paragraph 18 of APB 29, Accounting for Nonmonetary Transactions, states “the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange.  The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.”

For the reasons set forth below, the Company believes that the fair value of the advertising space received in traffic data exchange transactions is not determinable within reasonable limits as set forth in APB 29, Paragraph 20:

•                  As stated above, the Company’s advertising customers purchase advertising for a bundled price, covering a number of radio and TV stations (and more frequently now, this bundle can include Internet advertising), markets and times. In addition, the advertising purchased by the Company’s customers includes advertising time that the Company receives in exchange for its traffic data services, cash and/or production services and advertising time that the Company purchases for cash (pursuant to contractual arrangements and on the spot market).  There is also the possibility that the Company will not be able to make a sale to an advertising customer for a particular day or time of day, and therefore, will have to substantially reduce the price charged for advertising spots or offer the spot as a sales incentive to a customer for no cash.  Therefore, there is a wide range of values that could be assigned to any particular advertising time the Company receives in exchange for its traffic data services; one time slot could be very profitable and another could have a low profit or no profit at all.

•                  Similar to the bundled nature of the arrangements with advertisers, the Company provides to its broadcasters a combination of cash, services and traffic data for advertising space in cities where it provides traffic data.  As noted above, all of the Company’s television broadcasters contract for traffic flow data and services, without any payment of cash, while radio broadcasters may contract for cash, or a combination of cash, traffic flow data and services.  The Company cannot separate the cash, traffic flow data and services values in its arrangements.  When the Company does pay only cash for advertising spots, it does so pursuant to contractual arrangements whereby the Company pays an upfront bundled price for a variety of different advertising times (which in turn have different values). This makes it difficult to assign a particular value to a given advertising spot. The Company also purchases “cash buys”, but the Company will typically pay a premium over normal rates for this advertising time, which is not indicative of the value of advertising spots purchased under contracts with stations.

•                  The Company also believes the time slots it purchases (generally 10-seconds) are unique to limited segments of broadcast advertising.  There is no active market for purchases for cash of similar 10-second spots.  Therefore, the Company believes that advertisements are not subject to a reasonable determination of fair value based on industry indicators.

•                  The Company also does not have a basis for determining the fair value of the asset surrendered as there are no similar transactions for which radio and television stations pay cash to the Company.

Accordingly, the Company believes that there are significant uncertainties in determining the fair value of traffic services supplied.  Paragraphs 25 and 26 of APB 29 address the challenge of assigning fair value in cases where major uncertainties exist about the estimated realizable values under a variety of methods (cash transaction of the same or similar assets, quoted market prices, independent appraisals, etc.).  Therefore, the Company believes that Paragraph 20 of APB 29 applies to the Company’s traffic data exchange transactions, given that the value of the advertising spots received cannot be determined within reasonable limits.

The Company’s accounting closely mirrors the actual cash realized in the revenue cycle. The Company believes that grossing up its revenues for the non-monetary exchange would not be meaningful to the reader and reflective of the revenue transaction cycle that culminates in cash.

The Company has never attempted to value advertising spots received in exchange for traffic data services and believes that any attempt to do so retroactively would produce marginally reliable and relevant information.  The Company also does not believe the cost to develop and maintain such a system and to audit the data it produces would be justified by the benefit of such information to the users of our financial statements.

The Company would also like to point out that its accounting treatment appears to be consistent with Westwood One (which is the largest public company in the Company’s industry that provides content to broadcasters in exchange for advertising time).

2.                                      We note the disclosure on page 29 of the Registration Statement regarding the Company’s morning news program on a Viacom-owned television station. Please provide us with more specific details regarding the Company’s accounting treatment of this morning news program. Specifically address the termination aspect of the contract and the accounting treatment of the advertising inventory.Please also provide us with an estimate of the materiality of revenue derived from the morning news program for future periods.

On April 18, 2005, the Company entered into an agreement with Viacom Television and Stations Group (“Viacom”) to produce and manage a morning show in both the Philadelphia and San Francisco areas.  The Philadelphia show has aired since May of 2005 and runs from 5am until 9am, Monday through Friday.

Under this agreement, the Company provides for the staffing of announcers, producers and technical staff, half of the cost of which is chargeable to Viacom, with the other half being paid by the Company.  In addition, the agreement provides that the Company will establish and equip a studio for this purpose.  The agreement is for an initial term of 5 years, with option years for Viacom to extend, but either party may terminate the agreement for convenience 27 months from its effective date. As consideration for access to the Company’s products and services, Viacom paid the Company an initial license fee for the Philadelphia station, and agreed to pay an additional license fee for the San Francisco station, if Viacom, at its option, elects to move forward with this second station by December 31, 2005.  The agreement also provides the Company with all of the advertising spots broadcast during the show that it can sell to its customers.  In addition, the Company is entitled to all of the advertising revenues earned for selling any naming, sponsorship or other promotional rights related to the NeXgen product, a 3-D graphics product that renders traffic information on screen.  The Company’s sales staff is responsible for the sale of all advertising and sponsorship and promotion rights.

The Company applies the following revenue recognition model to each of the following significant elements of the contract:

•                  Initial License Fee – The Company amortizes the initial license fee ratably over a period of 5 years, which is the minimum period over which services are expected to be provided by the Company.  The Company viewed the initial fees collected as an upfront payment that will be earned by the Company as the services are delivered to Viacom ratably over the term of the arrangement.  This accounting is consistent with the accounting discussed in Question 1 of Topic 13A 3 f. within SAB 104. The Company would be obligated to refund its initial license fees to Viacom if it (1) breached the terms of the contract, (2) became insolvent during the contract term, or (3) upon the Company’s decision to terminate the agreement for convenience subsequent to the 27th month of the contract.  Upon termination of the agreement by the Company, the Company would be required to repay the unamortized portion of the initial license fee calculated assuming a ratable amortization of the initial license fee throughout the 5 year life of the agreement. Accordingly, these initial fees will be earned by the Company as the services are delivered to Viacom ratably over the term of the arrangement.  Therefore, the amount we have recorded as deferred revenue will approximate any amounts due under a termination provision.

•                  Sponsorship and promotional rights – The Company intends to recognize revenue on a quarterly basis with respect to sponsorship and promotional revenues generated from these agreements.  Through September 30, 2005, no revenues had yet been earned.

•                  Advertising Revenues – The Company recognizes revenue from the advertising spots it receives from Viacom at the time an advertisement airs.

As requested by the Staff, the Company will disclose in greater detail the accounting treatment of the Viacom morning news program in the Registration Statement.  We have attached as Annex A to this letter the revised paragraphs of the Prospectus that include the additional disclosure.

The Company will supplementally provide to the Staff on a confidential basis a response to the Staff’s question regarding the estimated materiality of revenue to be derived from the morning news program in future periods.

3.                                      We note the disclosure on page 29 of the Registration Statement regarding Internet and wireless advertising. Please provide us with more specific details regarding the Company’s accounting treatment of Internet and wireless advertising revenue. Specifically address the treatment of shared advertising revenue generated from customers’ websites.  Please also provide us with an estimate of the materiality of revenue derived from Internet and wireless advertising for future periods.

The Internet and wireless advertising industry refers to the delivery of advertisements as “ad impressions”. The Company sells Internet advertising (on its own website) and wireless advertising directly to advertisers through its own sales force and through agreements with agencies that broker transactions with advertisers, such as Tribal Fusion and ValueClick.  The Company recognizes revenue during the month in which ad impressions are generated.  Consistent with industry standards, an ad impression is deemed to be “generated” when it appears on a page of the Company’s website that is viewed by a user.  This policy is consistent with Question 1 of Topic 13A.4.c in SAB 104.  Also consistent with industry standards, the Company prices ad impressions based upon a cost per thousand delivered, or CPM rate.  The Company is not required to meet any minimum ad impressions.

The Internet and wireless advertising industry has come to accept certain types of software that monitor and report upon the delivery of ad impressions, and these reports are used to validate the invoices generated for the ad impressions.  The Company uses OAS Central software to monitor ad impression activity and to report that activity to agencies and advertising customers.  On a monthly basis, when dealing with its direct advertising customers, the Company prepares an invoice of ad impression activity on a per customer basis and attaches the relevant software report as validation of that invoice.  With regard to advertisers that advertise through agencies, the agencies provide the Company with online reports of ad impressions on a daily, weekly and monthly basis and make payment to the Company within 45 days after each month, as determined by agreement between the Company and the agencies.

In addition to its own website, the Company also has agreements with customers to host traffic-related web pages that are created as “click-through” pages from the customers’ own websites.  The Company owns and has the right to sell all advertising on these web site pages, although it plans to provide the advertising that appears in the banner (at the top) of the web page to each customer for its own use.  This capability is expected to be available early in 2006.  In addition, the Company has agreed to share with its customers to whom we provide website traffic data services any revenues from subscriptions for its wireless services that are generated directly from these traffic-related web pages, with the customer receiving approximately 20% of the revenue generated.  In this regard the Company will recognize the gross revenue and show the revenue share as a direct cost of sale.  The Company concluded that the revenue generated from its “click-through” pages should be recorded on a gross basis under the principles of EITF 99-19 because the Company concluded that it is the primary obligor in the relationship, the Company bears the risk of providing the wireless traffic services to its customers, the Company is responsible for pricing the advertising sold on these “click through” pages, and the Company bears the credit risk in the event that a customer defaults on its payments due to the Company.

Based on the Company’s belief that there is a growing interest among advertisers in delivering advertising through wireless devices, the Company plans to make most of its wireless services ad-supported in the future, and may offer these services free of charge to consumers. Accordingly, the Company will review any future policies relating to fees charged for the traffic-related web pages that it hosts for its customers on an ongoing basis.

The Company anticipates that its revenue from Internet and wireless advertising will increase significantly during the next 3 years.  While it is difficult to predict exactly how much Internet and wireless advertising revenue will increase, the Company estimates that Internet and wireless advertising revenue will increase from a negligible percentage of total revenue in 2005 to 3-5% in 2006, 10-15% in 2007 and 15-30% in 2008.

As requested by the Staff, the Company will disclose in greater detail the accounting treatment of Internet and wireless advertising revenues.  We have attached as Annex A to this letter the revised paragraphs of the Prospectus that include the additional disclosure.

*   *   *   *

The Company would very much appreciate the Staff’s prompt review of this response.  Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,

/s/ Ellen B. Corenswet
Ellen B. Corenswet, Esq.

ANNEX A

In May 2005, we launched our first traffic-focused, four-hour television news program, which is broadcast during the morning commuting hours on a Viacom-owned UPN station in Philadelphia. This program changes the standard morning news format by focusing first on traffic, which constitutes approximately 40% of airtime, then approximately 40% on weather and the balance on news. We produce and broadcast this program from our own studio facility in our principal office. This program, which we expect to introduce in other markets, provides us with significant opportunities for promoting our brand name on air, which we believe could lead to an increase in the number of users of our other services, such as our website and consumer wireless services. In return for this service, we received an upfront fee from Viacom, and receive advertising inventory. In addition, we are entitled to all of the advertising revenues earned for the sale of any naming, sponsorship or other promotional rights related to NeXgen. Viacom has a one-time right to terminate this agreement at a specified time.

We amortize the initial license fee received from Viacom ratably over a period of 5 years. We intend to recognize revenue on a quarterly basis with respect to sponsorship and promotional revenues generated from the contract with Viacom. As of September 30, 2005, no revenues had yet been generated from sponsorships or promotional rights. In addition, we recognize revenue from the advertising spots we receive from Viacom at the time an advertisement airs.

Internet and Wireless Advertising.  With the introduction of our enhanced website and consumer wireless services in July 2005, we have begun to offer advertising on our own www.traffic.com website and our wireless services, in addition to offering advertising on the websites of a number of our customers. Given the recent introduction of our enhanced website, we currently have a small number of unique visitors to our website and an even smaller number of subscribers for our consumer wireless services. We have not generated any significant revenue from either Internet or wireless advertising to date. We intend to invest a total of $4.5 million to $5.5 million in the last three months of 2005 and in 2006 in our branding campaign to increase brand recognition of Traffic.com. Revenue from Internet and wireless advertising will be recognized over the period during which the advertisement is displayed or aired. We price Internet and wireless advertisements based upon a cost per thousand delivered. We are not required to display or air any minimum number of Internet or wireless advertisements. In some cases, we have agreed with our radio and television customers to whom we provide website traffic data services to share revenue from subscriptions for our wireless services generated directly from their websites, with the customer receiving 20% of the revenue generated.